WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Earnings

Year ended December 31, 2015

(In thousands)

Revenues:		
Investment management fees	$	285,755
Underwriting and distribution fees		480,614
Shareholder service fees		143,072
Revenue sharing		54,723
Total		964,164
Expenses:		
Underwriting and distribution		478,747
Compensation and related costs (including share-based compensation of $41,955)		190,138
General and administrative		53,916
Subadvisory fees		1,244
Depreciation		14,876
Total		738,921
Operating income		225,243
Investment and other income (loss)		(1,298)
Interest expense		(89)
Income before provision for income taxes		223,856
Provision for income taxes		84,379
Net income	$	139,477

See accompanying notes to consolidated financial statements.